FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Banro Corporation (the “Company”)
1 First Canadian Place
100 King Street West, Suite 7070
Toronto, Ontario, M5X 1E3

2.	Date of Material Change

December 31, 2015.

3.	News Release

The news release (the “News Release”) attached hereto as Schedule “A” announcing the material change described herein was released through Marketwired on December 31, 2015.

4.	Summary of Material Change

The material change is described in the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

5.1	Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this report.

Geoffrey Farr,
Vice-President, General Counsel and Corporate Secretary
(416) 366-2221

9.	Date of Report

January 8, 2016.

Schedule "A"

PRESS RELEASE

Banro Announces US$98.75 Million Financing with Resource FinanceWorks

-	Banro signs definitive agreements with Chinese mining investment fund, Resource FinanceWorks (“RFW”), for US$98.75 million financing expected to close in January 2016
-	In addition, RFW acquires US$60 million of outstanding debt and preferred shares from current investors
-	Banro agrees to transfer funds to the Senior Notes trustee securing remaining coupon payments on the Senior Notes

Toronto, Canada – December 31, 2015 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") announces that it has signed definitive agreements with RFW (through its affiliate RFW Banro Investments Limited) and with funds managed by Gramercy Funds Management LLC (“Gramercy”) for an equity private placement, a term loan facility, and a gold streaming transaction relating to the Twangiza mine, providing total gross proceeds to the Company of US$98.75 million. RFW manages the Baiyin Stream Partnership I, LP, a mining investment fund through which the investment will be made, and which is led by the Baiyin Nonferrous Group Co., Ltd. (“Baiyin”), a strategic Chinese mining group based in Gansu, China. The equity placement and gold streaming transaction are transacted solely with RFW, while the term loan will be funded by RFW and investment funds managed by Gramercy. Contingent on these transactions and in order to create alignment amongst the parties, RFW has also entered into a definitive agreement with Gramercy to purchase US$40 million of the outstanding Banro senior secured notes issued by Banro on March 2, 2012 (the “Senior Notes”), and US$20 million of the outstanding preferred shares issued by subsidiaries of Banro on February 28, 2014.

The closing of these transactions (the “Closing”), which is expected to occur in January 2016, is subject to conditions precedent customary for transactions of this nature, as well as certain necessary regulatory approvals, including the approval of the Toronto Stock Exchange for the private placement. The Company will continue to work with its financial advisor, Long March Capital Limited, in addition to RFW and Gramercy in order to obtain all required approvals to close the transactions. Implementation of RFW and the Baiyin Stream Partnership structures, which is in progress at the time of signing of the definitive agreements, and Baiyin’s investment therein are subject to concurrent approval with the transactions.

“We believe the long-term nature of the Twangiza streaming arrangement and private placement, along with the committed strategic relationships involved, will provide Banro with a solid base to achieve its longer term growth objectives as well as the refinancing requirements in 2017,” commented Banro Board Chairman, Richard Brissenden.

The term loan facility represents a loan of US$22.5 million with an initial maturity date of November 30, 2016, but which may be extended until November 30, 2019 provided certain financial tests are met. The facility bears interest at a rate of 8.5% per annum for the first two years of the term and then at a rate of the 3 month LIBOR rate plus 8.0% for the last two years of the term, with the interest payable quarterly and the principal repayable in full at the end of the term of the facility. The loan may be prepaid at any time without penalty. At any time following the second anniversary of the loan, the lenders may require prepayment. On Closing, Banro will issue to the lenders a total of 10 million common share purchase warrants (“Warrants”) of Banro (5 million Warrants to RFW, which is advancing half of the loan, and 5 million Warrants to Gramercy, which is advancing the other half of the loan), with each such Warrant entitling the holder to purchase one common share of Banro at a price of US$0.2275 until the date which is three years following the Closing.

The Twangiza streaming transaction provides for the payment by the purchaser of a deposit in the amount of US$67.5 million and the delivery to the purchaser over time of a certain percentage (the “Entitlement Percentage”) of the life-of-mine gold production from the Twangiza mine (or any other projects located within 20 kilometres from the current Twangiza gold mine) based on the gold price at the time of delivery. The Entitlement Percentage is 11% based on a gold price between US$1,150 and US$1,500 per ounce, 12.5% based on a gold price of less than US$1,150 per ounce, and 9.5% based on a gold price greater than US$1,500 per ounce. Commencing January 1, 2016, once total gold production from the Twangiza mine exceeds 1.14 million ounces, each of the Entitlement Percentages above will thereafter apply at 50% of the above percentages. The ongoing payments to Twangiza upon delivery of the gold are US$150 per ounce. At any time after the third anniversary of the Closing, Twangiza may, at its discretion, terminate the stream by paying to the purchaser in cash a buyback price equal to an amount which would result in the purchaser achieving an implied internal rate of return of 17.5% on the cash flows arising from the stream during the period from Closing to the date that is 12 months following the date of payment of the buyback price.

The private placement transaction provides for the issuance by Banro to RFW of 50,000,000 common shares of Banro and 2.5 million Warrants, for total gross proceeds to the Company of US$8.75 million. These Warrants will have the same terms as the Warrants to be issued under the term loan transaction as set forth above. RFW will hold approximately 16.6% of the outstanding common shares of Banro upon completion of this private placement.

“Baiyin’s investment in Banro through our offshore direct investment fund is consistent with our strategy to invest in low cost mines with large gold endowments and substantial growth opportunities,” commented Baiyin Chairman, Liao Ming. “We will support Banro in unlocking the considerable potential of the Twangiza-Namoya Gold Belt.”

Holders of more than 50% of the Banro Senior Notes prior to the transaction have agreed to provide the required consent to the amendments of the Company’s Note Indenture and related Collateral Trust Agreement in order to secure the gold delivery obligations under the Twangiza streaming transaction by way of a “Parity Lien” within the meaning of the Note Indenture. Banro has agreed to place US$26.25 million of the proceeds from the financing in escrow with the trustee for the Senior Notes to satisfy the remaining three interest payments under the Senior Notes through the maturity date of March 1, 2017.

“We are extremely pleased to welcome Baiyin as a key stakeholder in Banro. Through this investment, our strategic interests are substantially aligned as we pursue our mutual objective of supporting Banro so that it may realize its production potential,” commented Robert L. Rauch, Senior Partner, Portfolio Manager of Gramercy Funds Management LLC.

The contemplated use of proceeds from these financing transactions include:

-	Repayment of the Twangiza gold forward sale agreements Tranche 1 and Tranche 2.
-	Repayment of a DRC bank loan facility nearing maturity and certain major project suppliers.
-	Payment of accrued preferred share dividends.
-	Defeasement of future interest on the outstanding Senior Notes.
-	Certain capital expenditures at the Twangiza mine to expand crushing capacity.
-	General corporate and working capital purposes.

Copies of the main transaction documents for the private placement, loan facility and Twangiza streaming transactions will be filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, "U.S. persons," as such term is defined in Regulation S under the U.S. Securities Act, unless an exemption from such registration is available.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”). All business activities are followed in a socially and environmentally responsible manner.

Resource FinanceWorks Limited is the general partner for the Baiyin Stream Partnership I, LP, an offshore mining investment fund sponsored and funded by the Baiyin Nonferrous Group Co., Ltd. Baiyin’s business is in resource development, extraction and refining, and has investments in the People’s Republic of China, South Africa and Peru. As at the end of 2014, Baiyin had total and net assets of approximately US$5.4 billion and US$2 billion, respectively, generating revenues of US$7.2 billion. The purchaser, RFW Banro Investments Limited, is a special purpose vehicle and a wholly-owned subsidiary of the Baiyin Stream Partnership I, LP.

Gramercy Funds Management LLC is a US$6 billion dedicated emerging markets investment manager based in Greenwich, CT with offices in London, Hong Kong, Singapore, Mexico City, and Buenos Aires. The firm, founded in 1998, seeks to generate superior risk-adjusted returns through a comprehensive approach to emerging markets supported by a transparent and robust institutional platform. Gramercy invests through both alternative and long-only strategies across all asset classes (sovereign USD and local currency debt, investment grade and high yield corporate debt, distressed debt, equity, private equity and special situations). www.gramercy.com.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding future gold production and costs, potential mineral resources and reserves, the closing of the financing transactions reported in this press release and the anticipated effect of the said financing transactions on the Company’s operations and financial condition) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: failure to complete the said financing transactions; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 6, 2015 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com